Quarterly Review - March 31, 2007
FMI Focus Fund
Investment Objective
Seeks capital appreciation through investments in stocks of companies of all sizes, including small- to mid-capitalization U.S. companies.
Manager - The FMI Focus Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee and sub-advised by Broadview Advisors, LLC. Both firms are 100% employee owned.
Investment Professionals - Richard E. Lane, CFA and Glenn Primack of Broadview Advisors are primarily responsible for the day-to-day management of the Fund.
Strategy - The Fund invests in stocks of companies of all sizes, but primarily invests in small- to mid-capitalization (i.e., less than $5.0 billion of market capitalization) companies, which have substantial capital appreciation potential. These companies frequently have little or no following by the major stock brokerage firms. We look for stocks of businesses that are selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects. The Fund takes a "focused" approach to investing, meaning the Fund conducts extensive research (i.e. focuses) on each prospective investment before purchasing.
Fund Information
Inception Date	12/16/1996
Net Assets	$925.6 million
Net Asset Value	$33.53
Expense Ratio	1.52%
Ticker	FMIOX
Top Ten Holdings
iShares S&P SmallCap 600 Index Fund	3.3%
Dresser-Rand Group, Inc.	3.2%
Rent-A-Center, Inc.	3.0%
Grainger (W.W.), Inc.	3.0%
Family Dollar Stores, Inc.	2.8%
Kennametal Inc.	2.7%
Celanese Corp.	2.4%
ValueClick, Inc.	2.4%
MGIC Investment Corp.	2.4%
Altera Corp.	2.3%
Portfolio Characteristics
Weighted average market cap	$3.3 billion
Median market cap	$2.3 billion
P/E ratio (forward 4 quarters)	15.7x
Estimated L-T earnings growth rate	14.0%
Number of holdings	68
Top Ten Sectors
Performance	Q1 2007	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	3.84%	8.37%	9.19%	7.40%	20.55%	20.75%
Russell 2000 Index[1]	1.95%	5.91%	12.00%	10.95%	10.23%	9.73%
Russell 2000 Growth Index[2]	2.48%	1.56%	9.41%	7.88%	6.31%	5.18%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Greed Oft O'er Reaches Itself - In Aesop's Fables "The Goose with the Golden Eggs", a farmer attains great wealth from his goose. As he grew rich he grew greedy; and thinking he could get it all at once, killed the goose to find no gold. The sub-prime lending debacle and continuing leverage buyout craze are signs that financial professionals are not reading enough Aesop. We are looking for good core positions that don't have much "greed" factored in their stock prices. Our hunt for bargains continue unabated, but requires more patience in what is currently a fairly expensive market.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Russell 2000 Index is an index comprised of 2,000 publicly traded small capitalization common stocks that are ranked in terms of capitalization below the large and mid-range capitalization sectors of the United States equity market. The Russell 2000 Index is a trademark/service of the Frank Russell Company.

2The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.